4FRONT ANNOUNCES NEW SENIOR MANAGEMENT HIRE TO
SUPPORT RETAIL BUILDOUT AND BRAND OPERATIONS

4Front strengthens leadership team with seasoned grocery executive to build out Mission retail brand and to develop leading national product line

Vancouver, BC, and Phoenix, AZ, January 24, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQB: CNXXF) (“Cannex” or the “Company”), is pleased to announce the recent hiring by 4Front Holdings, LLC (“4Front”) of Glenn Backus to serve as President of Mission, 4Front’s multi-state network of branded retail operations. Mr. Backus will report directly to 4Front’s CEO, Josh Rosen.

Mr. Backus is an accomplished retail executive who brings a unique combination of operations and product development experience to Mission. He previously served as Vice President of Buying at Trader Joe’s, leading teams across national and regional categories. He also worked with category leaders to create, develop and bring to market 600 new items a year. He also previously served as Trader Joe’s Vice President of Store Operations for New York, New Jersey and Ohio.

Following his time at Trader Joe’s, Mr. Backus was appointed President of Sunflower Markets (a subsidiary of Supervalu), where he grew the company’s profitability by increasing sales, right-sizing underlying cost structures, optimizing product mix, building the brand, and increasing customer and employee engagement. Following Sunflower’s acquisition by Albertson’s, Mr. Backus served as Director of Marketing and Strategy at HEB, a Texas-based grocery chain, and then as SVP of Brand, Innovation and Retail Strategy at Topco, which at roughly $12 billion in sales is the United States’ largest retail food group purchasing organization. Mr. Backus is a faculty member at Lake Forest Graduate School of Management in Chicago, where he teaches MBA classes on innovation, business strategy and leadership.

“Glenn brings a unique combination of experience and capabilities to both 4Front and Mission, particularly with his formative years supporting the rapid growth of Trader Joe’s, a specialty retailer that operates in an environment that in many ways closely resembles the frequently vertically integrated cannabis retail ecosystem,” said Josh Rosen, co-founder and CEO of 4Front.

“Cannex is extremely pleased that 4Front hired Glenn to a senior position and we are looking forward to working with him more closely upon closing of the Transaction,” said Anthony Dutton, CEO of Cannex. “His experience, especially with Trader Joe’s, will be especially relevant as 4Front expands its retail platform and product portfolio into additional states and eventually nationwide.”

Mission currently operates five legal cannabis retail operations in Illinois, Maryland, Massachusetts and Pennsylvania. In 2019, it expects to open several more stores within existing and new markets.

As described in the Company’s November 26, 2018, news release, Cannex and 4Front have signed a binding letter agreement (the “Interim Agreement”) pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “Transaction”). Subject to the approval of the Canadian Securities Exchange (the “CSE”), the combined company will continue to trade on the CSE initially under Cannex’s existing name and the ticker symbol CNNX. The Interim Agreement will be superseded by a definitive agreement (the “Definitive Agreement”) governing the Transaction.

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Closing will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

About 4Front Holdings, LLC
4Front Holdings, LLC (“4Front”) is a leading retail and brand development company in the U.S. cannabis sector. It has developed a national platform that consists of a multi-state footprint, including its Mission- branded retail operations, and a far-reaching network of partnership relationships. Led by a group of professionals with experience in finance, real estate, manufacturing, and multi-location retail and hospitality operations, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the United States, as well as internationally. For more information, visit 4Front’s website. (www.4frontventures.com)

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC
Anne Donohoe / Nick Opich
KCSA Strategic
Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, total retail footprint of the combined company, the business combination, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward- looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.